

April 25, 2011

Robert W. Driskell
Chief Financial Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

> **Re: Hancock Fabrics, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 27, 2010**
> **Form 10-Q for the Fiscal Quarter Ended October 30, 2010**
> **Filed on December 9, 2010**
> **File No. 001-09482**

Dear Mr. Driskell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief